Form N-SAR,
Sub-Item 77Q1(g)

Copies of any merger or consolidation
agreements

Nuveen New Jersey Dividend Advantage Municipal Fund
811-09455



On November 7, 2014 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen New Jersey Dividend Advantage Municipal Fund
2, Nuveen New Jersey Premium Income Municipal Fund,
Inc. and Nuveen New Jersey Investment Quality Municipal
Fund, Inc. were transferred to the Nuveen New Jersey
Dividend Advantage Municipal Fund. The circumstances and details of the reorganizations as well as a form of the Agreement and Plan of Reorganization are contained in the SEC filing on Form 497 as Appendix A, filed on June 23,
2014, Accession No. 0001193125-14-244149, which
materials are herein incorporated by reference.